Exhibit 21

SUBSIDIARIES OF THE REGISTRANT *

The following were significant subsidiaries of the Registrant as of December 31, 2002

Name	State or Jurisdiction of Incorporation
The Mead Corporation ("Mead")	Ohio
Westvaco Corporation ("Westvaco")	Delaware

Effective December 31, 2002, as part of an internal corporate restructuring, Mead was merged into a wholly-owned subsidiary of the Registrant and Westvaco was merged into the Registrant. The following are significant subsidiaries of the Registrant as of the date of this filing:

Name	State or Jurisdiction of Incorporation or Formation
AGI, LLC	Illinois
Escanaba Paper Company	Michigan
MCB Woodlands and Services, Inc.	Alabama
MeadWestvaco Coated Board, Inc.	Delaware
MeadWestvaco Forestry, LLC	Delaware
MeadWestvaco International Holdings, LLC	Delaware
MeadWestvaco Kentucky, L.P.	Delaware
MeadWestvaco Maryland, Inc.	Delaware
MeadWestvaco Oxford Corporation	Delaware
MeadWestvaco Packaging Systems, LLC	Delaware
Mead Westvaco South Carolina, LLC	Delaware
MeadWestvaco Texas, L.P.	Delaware
MeadWestvaco Virginia, Inc.	Delaware
MW Custom Papers, LLC	Delaware
Rigesa Ltda.	Valinhos, Sao Paulo, Brazil

* The names of additional subsidiaries have been omitted because the unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary. Subsidiaries which are consolidated into the above-listed subsidiaries are also omitted.

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